Dreyfus
Growth and Income
Fund, Inc.

ANNUAL REPORT October 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Growth and Income Fund, Inc., covering the 12-month period from November 1, 2004, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, L. Emerson Tuttle.

Over the past year, the U.S. economy once again demonstrated its fortitude, expanding at a steady pace despite the headwinds of soaring energy prices, higher short-term interest rates and the Gulf Coast hurricanes. However, after rallying in the final weeks of 2004, the U.S. stock market traded within a relatively narrow range for much of 2005, when investors responded cautiously to uncertainty regarding future business conditions. While small- and midcap stocks generally produced higher returns than large-cap equities for the reporting period, we recently have seen signs of renewed strength among larger companies compared to smaller ones, and higher-quality over lower-quality stocks.

As the end of 2005 approaches, some economists have suggested that the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk to your financial advisor, who can discuss with you these issues and the potential benefits of a long-term investment perspective.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Growth and Income Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2005, the fund produced a total return of 6.63%.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 8.72% for the same period.[2]

Generally, we attribute these results to a moderately growing economy, which created a generally positive environment for stocks. Sharp increases in oil and gas prices drove particularly strong returns from the energy sector, with other industry groups experiencing milder increases. While the fund participated in the market's rise to a significant degree, relatively weak returns in the energy, technology and financial services sectors caused its return to trail the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, it invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the S&P 500 Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 Index as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings or cash flow; and
- *financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

Soaring oil and gas prices enabled many energy companies to post record profits during the reporting period. As a result, energy stocks led the market's rise, with the greatest gains enjoyed by relatively small, volatile natural gas companies. However, our disciplined investment approach led us to focus on more conservative and broadly diversified large-cap companies. While some energy holdings, such as ConocoPhillips and Anadarko Petroleum, climbed sharply, others, such as Exxon Mobil and Chevron, rose more modestly.

Although the fund also achieved positive absolute returns in the technology and financial services sectors, disappointing stock selections detracted from its performance relative to the benchmark. In the technology sector, strong gains from communications equipment provider Motorola were undermined by losses in other holdings, most notably personal computer maker Dell, programmable chip supplier Altera and diversified technology giant International Business Machines, each of which experienced company-specific weakness. Similarly, in the financial services sector, strong returns from brokerage firms Merrill Lynch & Co. and Goldman Sachs Group were balanced by disappointments among other holdings, including insurer American International Group and mortgage agency Fannie Mae.

The fund generally matched or exceeded the benchmark's returns in other sectors. Despite a loss in pharmaceutical maker Pfizer, the fund's health care holdings were enhanced by mildly overweighted exposure to the sector and generally good individual stock selections among service providers, such as WellPoint and Caremark Rx; equipment and supply companies, such as Alcon; and drug developers, such as Genzyme. Among industrial stocks, railroad Burlington Northern Santa Fe and equipment maker Caterpillar more than made up for declines in Tyco International. Relatively large positions in consumer staples holdings Altria Group and PepsiCo also contributed positively to performance.

What is the fund's current strategy?

Although larger, higher-quality stocks lagged their smaller, more volatile counterparts during the reporting period, we remain firmly committed to the fund's blended, large-cap core investment focus. The fund's average market cap currently is higher than the benchmark's, reflecting attractive valuations among large-cap stocks and our concerns regarding the possibility of slowing economic growth.

As of the reporting period's end, the fund contained 61 holdings, down from 123 at the beginning of the reporting period. This change is designed to place greater emphasis on the stocks we view most favorably. The fund currently holds mildly overweighted positions in the health care, consumer staples and energy sectors, and slightly underweighted positions in the consumer discretionary, telecommunications and basic materials sectors.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Legend:
Dreyfus Growth and Income Fund, Inc. ——————
Standard & Poor's 500
  Composite Stock Price Index† ···········

$24,425

$16,955

Dollars

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Growth and Income Fund, Inc. and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 10/31/05*

	1 Year	5 Years	10 Years
Fund	**6.63%**	**(1.97)%**	**5.42%**

† Source: Lipper Inc.
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus Growth and Income Fund, Inc. on 10/31/95 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees or other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Growth and Income Fund, Inc. from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 5.03
Ending value (after expenses)	$1,038.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

Expenses paid per $1,000†	$ 4.99
Ending value (after expenses)	$1,020.27

† *Expenses are equal to the fund's annualized expense ratio of .98%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005

Common Stocks—99.0%	Shares		Value ($)
Banking—3.3%			
Bank of America	594,900		**26,020,926**
Basic Industries—3.1%			
Air Products & Chemicals	219,800		12,581,352
E I Du Pont de Nemours & Co.	282,900		11,794,101
			24,375,453
Beverages & Tobacco—2.8%			
Altria Group	292,000		**21,914,600**
Capital Goods—10.0%			
Danaher	203,800		10,617,980
Emerson Electric	164,000		11,406,200
General Electric	1,122,800		38,074,148
Microchip Technology	257,400		7,765,758
Tyco International	398,200		10,508,498
			78,372,584
Consumer Non-Durables—4.4%			
PepsiCo	302,500		17,871,700
Procter & Gamble	296,800		16,617,832
			34,489,532
Consumer Services—10.0%			
Advance Auto Parts	306,000	a	11,475,000
CVS	500,500		12,217,205
Hilton Hotels	514,800		10,012,860
Home Depot	287,900		11,815,416
News, Cl. A	528,200		7,526,850
Target	135,300		7,534,857
Wal-Mart Stores	179,500		8,492,145
Walt Disney	374,800		9,133,876
			78,208,209
Electronic Components & Instruments—1.9%			
EMC/Massachusetts	1,045,000	a	**14,588,200**

Common Stocks (continued)	Shares	Value ($)
Energy−10.0%		
Anadarko Petroleum	93,300	8,463,243
Chevron	356,700	20,356,869
ConocoPhillips	149,400	9,767,772
Exxon Mobil	618,100	34,700,134
Weatherford International	76,100 [a]	4,763,860
		78,051,878
Financial Services−17.2%		
Axis Capital Holdings	280,900	7,283,737
Capital One Financial	195,700	14,941,695
Countrywide Financial	327,000	10,388,790
Fidelity National Financial	318,600	11,934,756
Fidelity National Title Group, Cl. A	55,755	1,212,671
Goldman Sachs Group	158,400	20,017,008
JPMorgan Chase & Co.	629,600	23,055,952
Merrill Lynch & Co.	167,400	10,837,476
Radian Group	302,000	15,734,200
Wachovia	370,100	18,697,452
		134,103,737
Health Care−14.1%		
Alcon	121,000	16,080,900
Caremark Rx	183,900 [a]	9,636,360
Fisher Scientific International	146,200 [a,b]	8,260,300
Genzyme	202,900 [a]	14,669,670
Johnson & Johnson	306,400	19,186,768
Novartis, ADR	272,400	14,660,568
Pfizer	305,800	6,648,092
WellPoint	154,100 [a]	11,508,188
Wyeth	209,100	9,317,497
		109,968,343

Common Stocks (continued)	Shares	Value ($)
Technology–12.4%		
Cisco Systems	490,400 [a]	8,557,480
Dell	407,900 [a]	13,003,852
International Business Machines	107,200	8,777,536
Microsoft	660,800	16,982,560
Motorola	738,900	16,374,024
National Semiconductor	246,800	5,585,084
Qualcomm	219,100	8,711,416
Texas Instruments	356,900	10,189,495
Yahoo!	240,100 [a]	8,876,497
		97,057,944
Transportation–4.0%		
Burlington Northern Santa Fe	292,000	18,121,520
Carnival	258,600 [b]	12,844,662
		30,966,182
Utilities–5.8%		
Consolidated Edison	100,000 [b]	4,550,000
PG & E	118,800 [b]	4,321,944
SBC Communications	488,400 [b]	11,648,340
Sempra Energy	152,600	6,760,180
Southern	298,300	10,437,517
Verizon Communications	246,500	7,767,215
		45,485,196
Total Common Stocks		
(cost $693,182,005)		**773,602,784**

Other Investment–1.8%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $13,785,000)	13,785,000 [c]	**13,785,000**

Investment of Cash Collateral for Securities Loaned−.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $6,304,330)	6,304,330 ^c	**6,304,330**
Total Investments (cost $713,271,335)	**101.6%**	**793,692,114**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(12,206,871)**
Net Assets	**100.0%**	**781,485,243**

ADR—American Depository Receipts.

^a *Non-income producing.*

^b *All or a portion of these securities are on loan. At October 31, 2005, the total market value of the fund's securities on loan is $10,896,990, and the total market value of the collateral held by the fund is $11,241,110, consisting of cash collateral of $6,304,330 and U.S. Government and agency securities valued at $4,936,780.*

^c *Investments in affiliated money market mutual funds.*

Portfolio Summary †

	Value (%)		Value (%)
Financial Services	17.2	Utilities	5.8
Health Care	14.1	Consumer Non-Durables	4.4
Technology	12.4	Transportation	4.0
Capital Goods	10.0	Other	13.7
Consumer Services	10.0		
Energy	10.0		**101.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $10,896,990)–Note 1(c):		
Unaffiliated issuers	693,182,005	773,602,784
Affiliated issuers	20,089,330	20,089,330
Receivable for investment securities sold		9,953,899
Dividends receivable		587,298
Receivable for shares of Common Stock subscribed		654
Prepaid expenses		42,657
		804,276,622
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		586,341
Cash overdraft due to Custodian		6,473,176
Payable for investment securities purchased		8,446,664
Liability for securities on loan–Note 1(c)		6,304,330
Payable for shares of Common Stock redeemed		860,066
Accrued expenses		120,802
		22,791,379
Net Assets ($)		781,485,243
Composition of Net Assets ($):		
Paid-in capital		726,776,912
Accumulated undistributed investment income–net		1,682,988
Accumulated net realized gain (loss) on investments		(27,395,436)
Accumulated net unrealized appreciation (depreciation) on investments		80,420,779
Net Assets ($)		781,485,243
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		51,518,009
Net Asset Value, offering and redemption price per share ($)		**15.17**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $102,096 foreign taxes withheld at source) :	
Unaffiliated issuers	19,839,564
Affiliated issuers	283,715
Income from securities lending	23,023
Interest	1,962
Total Income	**20,148,264**
Expenses:	
Management fee—Note 3(a)	6,198,967
Shareholder servicing costs—Note 3(b)	1,693,509
Directors' fees and expenses—Note 3(c)	64,077
Professional fees	60,333
Custodian fees—Note 3(b)	56,466
Prospectus and shareholders' reports	49,038
Registration fees	22,709
Miscellaneous	31,590
Total Expenses	**8,176,689**
Less—reduction in custody fees	
due to earnings credits—Note 1(c)	(465)
Net Expenses	**8,176,224**
Investment Income—Net	**11,972,040**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	71,678,057
Net realized gain (loss) on financial futures	865,480
Net Realized Gain (Loss)	**72,543,537**
Net unrealized appreciation (depreciation)	
on investments [including ($75,000) net	
unrealized (depreciation) on financial futures]	(29,913,333)
Net Realized and Unrealized Gain (Loss) on Investments	**42,630,204**
Net Increase in Net Assets Resulting from Operations	**54,602,244**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2005	2004
Operations ($):		
Investment income–net	11,972,040	5,729,699
Net realized gain (loss) on investments	72,543,537	29,862,559
Net unrealized appreciation (depreciation) on investments	(29,913,333)	17,921,249
Net Increase (Decrease) in Net Assets Resulting from Operations	**54,602,244**	**53,513,507**
Dividends to Shareholders from ($):		
Investment Income–net	**(10,638,417)**	**(5,795,666)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	16,595,007	26,157,089
Dividends reinvested	10,005,531	5,448,941
Cost of shares redeemed	(121,581,492)	(109,454,033)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(94,980,954)**	**(77,848,003)**
Total Increase (Decrease) in Net Assets	**(51,017,127)**	**(30,130,162)**
Net Assets ($):		
Beginning of Period	832,502,370	862,632,532
End of Period	**781,485,243**	**832,502,370**
Undistributed investment income–net	1,682,988	349,365
Capital Share Transactions (Shares):		
Shares sold	1,101,171	1,830,988
Shares issued for dividends reinvested	663,224	381,263
Shares redeemed	(8,030,851)	(7,656,202)
Net Increase (Decrease) in Shares Outstanding	**(6,266,456)**	**(5,443,951)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	14.41	13.64	11.78	14.63	19.29
Investment Operations:					
Investment income—net [a]	.22	.09	.07	.05	.04
Net realized and unrealized gain (loss) on investments	.73	.78	1.86	(2.30)	(3.39)
Total from Investment Operations	.95	.87	1.93	(2.25)	(3.35)
Distributions:					
Dividends from investment income—net	(.19)	(.10)	(.07)	(.05)	(.04)
Dividends from net realized gain on investments	–	–	–	(.55)	(1.27)
Total Distributions	(.19)	(.10)	(.07)	(.60)	(1.31)
Net asset value, end of period	15.17	14.41	13.64	11.78	14.63
Total Return (%)	6.63	6.36	16.48	(16.27)	(18.15)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99	1.03	1.06	1.01	.98
Ratio of net expenses to average net assets	.99	1.03	1.06	1.01	.98
Ratio of net investment income to average net assets	1.45	.66	.56	.37	.26
Portfolio Turnover Rate	72.21	48.04	42.66	26.93	32.57
Net Assets, end of period ($ x 1,000)	781,485	832,502	862,633	805,956	1,092,228

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Growth and Income Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth, current income and growth of income consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2005 the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,682,988, accumulated capital losses $27,395,436 and unrealized appreciation $80,420,779.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2005 and October 31, 2004 were as follows: ordinary income $10,638,417 and $5,795,666, respectively.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2005, the fund was charged $987,449 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $553,712 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2005, the fund was charged $56,466 pursuant to the custody agreement.

During the period ended October 31, 2005, the fund was charged $3,143 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $495,942, chief compliance officer fees $1,239, custodian fees $9,935 and transfer agency per account fees $79,225.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2005, amounted to $585,897,276 and $655,293,020, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At October 31, 2005 there were no financial futures contracts outstanding.

At October 31, 2005, the cost of investments for federal income tax purposes was $713,271,335, accordingly, accumulated net unrealized appreciation on investments was $80,420,779, consisting of $98,485,028 gross unrealized appreciation and $18,064,249 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Growth and Income Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Growth and Income Fund, Inc., including the statement of investments, as of October 31, 2005 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of October 31, 2005 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Growth and Income Fund, Inc. at October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 8, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2005 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2005, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $10,638,417 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the fund's Board of Directors held on June 8-9, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part,

on selecting non-affiliated funds reported in the same Lipper category as the Fund. The Board members discussed the results of the comparisons for various periods ended April 30, 2005, and noted that the fund's performance was higher than the comparison group and Lipper category averages for the 1-year and 5-year periods, but was below the comparison group and Lipper category averages for the 3-year and 10-year periods. The Board members noted that a new portfolio management team for the fund was appointed in October 2004. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board members noted that the fund's management fee is in the bottom half (i.e., higher than most) of the comparison group funds, but that the fund's total expense ratio was lower than the comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds") and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund, of which there was one (the "Separate Account" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the fund; it was noted that the Similar Funds were mutual funds included in the "large-cap core" and "large-cap core variable insurance products" funds categories by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the Similar Funds included four unitary fee structure funds that had higher management fees than the fee borne by the fund and that several of the other Similar Funds had management fees that were the same as or lower than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the fund's 1-year and 5-year performance, as well as with the change in the fund's portfolio management team which occurred in October 2004.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

James F. Henry (74)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (80)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

―――――――――

Dr. Paul A. Marks (79)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
• Pfizer, Inc., a pharmaceutical company, Director-Emeritus
• Lazard Freres & Company, LLC, Senior Adviser
• Carrot Capital Health Care Ventures; Advisor
• Armgo-Start-Up Biotech; Board of Directors
• Nanoviricide, Board Director
• PTC, Scientific Advisory Board

No. of Portfolios for which Board Member Serves: 22

―――――――――

Dr. Martin Peretz (66)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2001)
• Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
• Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 22

―――――――――

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Growth and Income Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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